Filed Pursuant to Rule 433

Registration No. 333-189434

$500,000,000 4.60% Senior Notes due 2043

TERM SHEET

July 25, 2013

Issuer:	The Travelers Companies, Inc.

Securities:	4.60% Senior Notes due 2043

Expected Ratings:*	Moody’s: A2 (Stable) / S&P: A (Stable) / Fitch: A (Stable)

Principal Amount:	$500,000,000

CUSIP:	89417E AJ8

ISIN:	US89417EAJ82

Maturity Date:	August 1, 2043

Public Offering Price:	99.742%

Gross Proceeds:	$498,710,000

Coupon:	4.60%

Benchmark Treasury:	3.125% due February 2043

Benchmark Treasury Price and Yield:	90-09 / 3.666%

Re-offer Spread to Treasury:	+ 95 bps

Yield-to-Maturity:	4.616%

Interest Payment Dates:	Semi-annually in arrears February 1 and August 1, commencing February 1, 2014

Make Whole Call:	T + 15 bps

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Specified Currency:	U.S. Dollars

Trade Date:	July 25, 2013

Settlement Date (T+5):	August 1, 2013

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Joint Lead Managers:	Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Senior Co-Manager:	HSBC Securities (USA) Inc.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

*	Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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